

Brian Gagliardi · 3rd

   **Just B. Productions**

Creative Producer | Program Manager

San Francisco, California, United States · 500+ connections ·

Contact info

Featured



One Week In April
Vimeo

On average, a toddler in the U.S. shoots himself or some
else once a week. Some weeks are different. Directed by
Matthew Palmer Produced by Matthew Palmer...

Activity
1,669 followers

 **Thanks Adrian! Hi Leila Andrews, this sounds like an amazing opportunity. I'...**

Brian replied to a comment

 **This is incredible news Priscilla is something that is absolutely**

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Experience



Creative Producer

Just B. Productions · Freelance

Aug 2012 – Present · 8 yrs 2 mos

Creative Producer specializing in documentary & independent films, commercial & branded content, and music videos.

Film | Photography | Podcasting | Design

    



Senior Program Manager & Delivery Lead | @Airbnb

ustwo · Full-time

Aug 2019 – May 2020 · 10 mos

San Francisco, California

Managing Ustwo's Airbnb account and design team.



Program Manager

Uber · Full-time

Aug 2016 – Aug 2018 · 2 yrs 1 mo

San Francisco Bay Area

Self-driving semi-trucks for Uber's Advanced Technology Group (Uber-ATG).



Program Manager

Otto · Full-time

May 2016 – Apr 2017 · 1 yr

San Francisco Bay Area

 Our next chapter: Otto joins Uber – Official...

 Otto and Budweiser: First Shipment by Self...



Google

1 yr 10 mos



Project Manager: Self-Driving Cars

Aug 2014 – May 2016 · 1 yr 10 mos

Mountain View, CA

○ **Operations: Self-Driving Cars**
Contract
Aug 2014 – May 2015 · 10 mos
Mountain View, CA

Show 1 more experience ⌄

Education



Harvard Business School Executive Education

Organizational Leadership & Strategy

LEADERSHIP:
-Building & Rebuilding Trust
-The wisdom of Teams
-Leadership lessons from Ancient Rome
-Leading at Uber

STRATEGY
-Differentiation
-Excellence by Design
-The service-profit chain
-Strategy at Uber



UC Santa Barbara

Environmental Science & Technology Management
Activities and Societies: Technology Management Program, UCSB Rugby, United States Green Building Council, Environmental Affairs Board, Emerging Green Professionals

Jesuit High School of Sacramento

Activities and Societies: National Honors Society, California Scholarship Federation, 2007 Alumni Community Service Award recipient, Executive Council: Publicity Coordinator, Kairos Group Leader, Jesuit Rugby Team Captain

Volunteer Experience

Board Member
Camp ReCreation
Jun 2016 – Present • 4 yrs 4 mos
Social Services

As a Board Member, my focus has been to modernize the organization with technology that will better serve the volunteers, families, and donors.

Founder, Producer, Host
I AM DIABETES
Jun 2019 – Present • 1 yr 4 mos
Health

To listen to the podcast or to find out more information, please visit:
www.iamdiabetespodcast.com



